Trinity Mirror plc

06012707

12g3-2(b)

6 April 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

dlw 4/20

London STOCK EXCHANGE

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SEC MAIL RECEIVED PROCESSING
APR 1 8 2006
WASH. D.C. 190 SECTION

Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

Additional Distribution

Full Announcement Text

Trinity Mirror plc

Trinity Mirror plc ("the Company") has today granted options under its Savings Related Share Option Scheme with an option price of 453.33p to the following persons discharging managerial responsibility in the following amounts:-

Mrs Sly Bailey, Chief Executive	2062
Mrs Georgina Harvey, MD Trinity Mirror Regionals	2062
Mr Anthony A Pusey, Group IT Director	2062
Mr Vijay L Vaghela, Group Finance Director	2062
Mr Paul A Vickers, Secretary and Group Legal Director	2062

Options would normally be exercisable between 1st June and 31st December 2009

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Last Refreshed At 15:58 Thu, Apr 6 2006 UK Time

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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 1519B.

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SEC MAIL PROCESSING SECTION RECEIVED APR 18 2006 WASH. D.C. 190